Kindora PBC
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

For the Six Months Ended June 30, 2026 and the Period from July 15, 2025 (Inception) through December 31, 2025

TABLE OF CONTENTS

RNB Capital
Certified Public Accountants

RNB Capital LLC
2010 State Road 19, #1008
Tavares, FL 32778
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Kindora PBC Management

We have reviewed the accompanying financial statements of Kindora PBC (the Company) which comprise the balance sheets as of December 31, 2025 and June 30, 2026 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the period ended December 31, 2025 and June 30, 2026, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our conclusion is not modified with respect to the matter.

RNB Capital CPAS LLC

Tavares, FL

September 24, 2026

KINDORA PBC
BALANCE SHEET

		As of June 30, 2026	As of December 31, 2025
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	27,853	7,842
Total Current Assets		27,853	7,842
Non-Current Assets:			
Intangible Assets - net		34,000	38,000
Total Non-Current Assets		34,000	38,000
TOTAL ASSETS	$	61,853	45,842
LIABILITIES AND EQUITY			
Current Liabilities:			
Credit Card Payable	$	15,726	-
Accrued Expenses		19,486	13,099
Deferred Revenue		17,540	-
Total Current Liabilities		52,753	13,099
Non-Current Liabilities:			
Notes Payable - Related Parties		91,000	90,000
Accrued Interest		1,434	435
Total Non-Current Liabilities		92,434	90,435
TOTAL LIABILITIES	$	145,186	103,534
EQUITY			
Common Stock	$	80	80
Additional Paid-In Capital		2,268	54
SAFE Agreements		50,000	-
Accumulated Deficit		(135,681)	(57,826)
TOTAL EQUITY	$	(83,333)	(57,692)
TOTAL LIABILITIES AND EQUITY	$	61,853	45,842

See Accompanying Notes to these Unaudited Financial Statements

KINDORA PBC
STATEMENT OF OPERATIONS

		For the six months ended 6/30/2026	For the period from inception (7/15/2025) through 12/31/2025
Revenues			
Sales	$	6,021	817
Total Revenues	$	6,021	817
Operating Expenses			
Software and Technology Infrastructure	$	46,513	38,515
General & Administrative		42,341	17,480
Advertising & Marketing		482	297
Amortization Expense		4,000	2,000
Total Operating Expenses		**93,336**	**58,292**
Total Loss from Operations	$	**(87,315)**	**(57,475)**
Other Income (Expense)			
Grant Revenue	$	10,000	-
Other Miscellaneous Income		459	84
Interest Expense		(999)	(435)
Total Other Income (Expense)		**9,460**	**(351)**
Net Income (Loss)	**$**	**(77,855)**	**(57,826)**

See Accompanying Notes to these Unaudited Financial Statements

KINDORA PBC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		SAFE		Accumulated	Total Shareholders'
	# of Shares	$ Amount	Agreements	APIC	Deficit	Equity
Balance at Inception 7/15/2025	-	-	-	-	-	-
Issuance of Common Stock	8,000,000	80	-	54	-	134
Net income (loss)	-	-	-	-	(57,826)	(57,826)
Ending balance at 12/31/25	8,000,000	80	-	54	(57,826)	(57,692)
Issuance of SAFE	-	-	50,000	-	-	50,000
Founder Contribution	-	-	-	2,214	-	2,214
Net income (loss)	-	-	-	-	(77,855)	(77,855)
Ending balance at 6/30/26	8,000,000	80	50,000	2,268	(135,681)	(83,333)

See Accompanying Notes to these Unaudited Financial Statements

KINDORA PBC
STATEMENT OF CASH FLOWS

		For the six months ended 6/30/2026	For the period from inception (7/15/2025) through 12/31/2025
OPERATING ACTIVITIES			
Net Loss	$	(77,855)	(57,826)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Amortization Expense		4,000	2,000
Non-cash expenses paid by related parties		2,214	-
Credit Card Payable		15,726	-
Accrued Interest		999	435
Accrued Expenses		6,388	13,099
Deferred Revenue		17,540	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		46,867	15,534
Net Cash used in Operating Activities	$	(30,989)	(42,292)
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
Proceeds from Notes Payable — Related Parties	$	1,000	50,000
Proceeds from Issuance of Common Stock		-	80
Additional Paid-In Capital (Cash Contributions)		-	54
Proceeds from SAFE Agreements		50,000	-
Net Cash provided by Financing Activities	$	51,000	50,134
Cash at the beginning of period		7,842	-
Net Cash increase for period	$	20,011	7,842
Cash at end of period	$	27,853	7,842

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	-	-
Income taxes	-	-

Supplemental Disclosures of NonCash Investing and Financing Activities		
Non-cash acquisition of intangible assets financed via related-party note payable		40,000
Operating expenses paid by co-founder recognized as capital contributions (APIC)	2,214	

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Kindora PBC ("the Company") was formed in Delaware as a public benefit corporation on July 15, 2025. The Company generates revenue using an AI-powered fundraising intelligence software platform combined with white-glove research and advisory services to democratize philanthropic giving for under-resourced nonprofit organizations and foundations. The Company's principal place of business is in Oakland, California. The Company's customers are located primarily in the United States.

The Company plans to conduct a crowdfunding campaign under Regulation CF in 2026 to raise operating capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

The Company operates in a highly dynamic, early-stage sector and is subject to various risks and uncertainties common to technology enterprises. The preparation of financial statements in conformity with U.S. GAAP requires management to make significant estimates under ASC 275, which affect the reported amounts of assets, liabilities, and disclosures. These estimations include the valuation of equity-linked instruments such as the Camelback post-money SAFE and common stock warrant, as well as revenue recognition patterns for prepaid software licenses under ASC 606. Additionally, the Company is subject to several significant concentrations, including a high technical dependency on third-party APIs and third-party artificial intelligence infrastructure providers for its core platform, and a sector concentration within the US nonprofit and philanthropic foundation markets, which exposes its subscription and advisory revenues to fluctuations in general charitable giving. Furthermore, the Company's liquidity is tightly constrained, with a low cash position maintained primarily at a single financial institution, making the Company vulnerable to concentrations of credit risk and heavily dependent on the successful execution of its active Wefunder Regulation Crowdfunding (Reg CF) campaign to support ongoing operations, extend its runway, and satisfy deferred operating liabilities.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses since inception and may continue to generate losses.

Management has evaluated these conditions and identified several factors and mitigants that support the Company's liquidity and ongoing operations:

Debt Structure and Maturities: The Company has no third-party debt. The existing promissory notes are not due until the earlier of a $1,000,000 preferred equity financing, a change of control, or September 27, 2028.

Management Control Over Cash Outflows: Founder compensation represents a significant controllable cash outflow. Management has suspended this compensation and retains the ability to defer or adjust future compensation as necessary to conserve cash.

Operational Revenue: The Company maintains a live, commercialized product with active paying customers and expanded its commercial base by executing a second enterprise agreement in July 2026.

Capital Resources and Future Financing Plans: In April 2026, the Company received $50,000 in funding from a Simple Agreement for Future Equity (SAFE). To meet ongoing capital requirements, management is actively pursuing a Regulation Crowdfunding (Reg CF) offering. This offering represents a plan in progress and is not currently a committed source of liquidity.

Management believes its ability to control key expenses, combined with revenue growth and planned capital-raising efforts, will enable the Company to fund operations. However, there can be no guarantee that management's plans will be successful or that required additional capital will be available on acceptable terms, if at all. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of June 30, 2026.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $27,853 and $7,842 in cash as of June 30, 2026 and December 31, 2025, respectively.

Intangible Assets

Intangible Assets (ASC 350) Intangible assets acquired separately are capitalized at historical cost at the date of acquisition. Acquired intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. The Company evaluates the carrying value of long-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable under ASC 360. No impairment losses have been recognized for the periods ended December 31, 2025, or June 30, 2026.

On September 27, 2025, the Company entered into an Asset Purchase Agreement with True Steele, LLC, a related-party entity wholly owned by the Company's CEO, to acquire the "Kindora Platform" software source code and database architectures. The total transaction value was $40,000.00, financed via a long-term, related-party promissory note payable. Because the CEO holds a 50% voting interest in Kindora PBC, the transaction does not meet the requirements for common-control restructuring under ASC 805-50. Accordingly, the intellectual property is capitalized as a finite-lived intangible asset at its transaction cost basis of $40,000.00.

The asset is amortized over an estimated useful life of 5 years (60 months), which represents management's estimate of the period over which the asset is expected to generate future economic benefits based on its design, underlying technology architecture, and intended operational life within the Company's platform.

Intangible assets consisted of the following as of December 31, 2025, and June 30, 2026:

Asset	**Useful Life in Years**	**2026**	**2025**
Intellectual Property	5	40,000	40,000
Less Accumulated Amortization		(6,000)	(2,000)
Totals		**34,000**	**38,000**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company recognizes revenue in accordance with ASC 606 (Revenue from Contracts with Customers) when control of the promised software access or advisory services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. To satisfy the operational and strategic fundraising needs of its client base within the nonprofit and philanthropic sectors, the Company derives its revenues from three principal operating streams:

Software Subscriptions

The Company generates revenues by selling self-serve software subscriptions to nonprofit organizations and fundraising professionals who are looking to identify and secure philanthropic funding, find funders, write grant applications, and surface their best donors. The Company's payments are generally collected at the time of service or initiation of services via credit card through Stripe. The Company's primary performance obligation is to maintain an acceptable level of software uptime and platform access for users over the subscription period, which is typically billed monthly or annually and revenue is recognized over the life of the subscription as performance obligations are satisfied.

Enterprise Contracts

The Company generates revenues by selling customized, multi-seat enterprise software licenses to philanthropic foundations and larger nonprofit organizations who are looking to scale platform access across their development and grantmaking teams. The Company's payments are generally collected in advance of the license term via ACH transfer. The Company's primary performance obligation is to provide a specified number of platform user seats and maintain an acceptable level of software uptime over the license period, which is twelve months, and revenue is recognized straight-line over the life of the contract as performance obligations are satisfied.

Donor-Intelligence Consulting

The Company generates revenues by selling high-touch donor intelligence research and strategic advisory consulting services to under-resourced nonprofit organizations and philanthropic foundations who are looking to optimize donor lists, execute strategic fundraising sprints, and build funding pipelines. The Company's payments are generally collected at the initiation of service or in installments upon milestone delivery via ACH bank transfer. The Company's primary performance obligation is to deliver specialized fundraising intelligence sprints, contact database enrichments, and strategic advisory hours over the engagement period, which typically spans two to six months, and revenue is recognized over the contract term or upon delivery of milestones as performance obligations are satisfied.

Deferred Revenue

As of June 30, 2026, deferred revenue on the Balance Sheet totaled $17,540, consisting of $9,240 from an enterprise license contract and $8,300 from self-serve software subscriptions.

The enterprise license, entered into in June 2026, provides platform user seats over a twelve-month term. This prepaid fee is recognized on a straight-line basis over the performance period, leaving a remaining balance of $9,240 to be fully recognized through May 31, 2027.

The Company offers self-serve software subscriptions under both monthly and annual plans, which are billed in advance and recognized ratably over their respective subscription terms. As of June 30, 2026, deferred revenue for self-serve subscriptions comprised approximately $6,300 from annual plans and $2,000 from monthly plans. No deferred revenue for self-serve subscriptions was recorded as of December 31, 2025.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Software and Technology Infrastructure

Software and technology infrastructure costs include platform development, contracted software engineering, third-party AI infrastructure, and API processing fees. These costs are recognized as expensed when incurred.

General and Administrative

General and Administrative expenses support the Company's daily operations, and are expensed as incurred. These expenses primarily comprise compensation and benefits, professional fees, travel, related-party health insurance reimbursements, software and subscriptions, and general office expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees and nonemployees in accordance with ASC 718, Compensation - Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the requisite vesting period.

There is no viable public market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value of the underlying common stock to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to the sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding stock-based compensation expense is negligible for the periods presented.

	Shares	**Weighted-Average Exercise Price**	**Weighted-Average Remaining Contractual Term (in years)**	**Aggregate Intrinsic Value in $**
Outstanding at July 15, 2025	-	-	-	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2025	-	-	-	-
Grants	62,500	0.01	10	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at June 30, 2026	62,500	0.01	10	-

Warrants:

The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815-40, Derivatives and Hedging - Contracts in Entity's Own Equity, depending on the specific terms of the warrant agreement.

Outstanding warrants do not contain cash settlement provisions, anti-dilution down-round protection, or mandatory redemption features; therefore, the Company classifies them as equity within additional paid-in capital. Warrants issued in exchange for services are accounted for under ASC 718, Compensation—Stock Compensation, and measured at grant-date fair value. Management considers the stock-based compensation expense associated with warrants for the periods presented to be negligible.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

As of December 31, 2025, the Company had federal and state net operating loss (NOL) carryforwards of approximately $43,567, based on its filed 2025 tax return. The difference between the 2025 tax NOL ($43,567) and the 2025 financial statement net loss ($44,727) represents temporary book-tax differences primarily arising from Section 197 intangible asset amortization. Federal NOLs generated after December 31, 2017, carry forward indefinitely but are limited to 80% of taxable income in the year of utilization. The utilization of these net operating loss carryforwards may be subject to an annual limitation under Section 382 of the Internal Revenue Code, as well as similar state provisions.

The Company is subject to U.S. federal and state income taxes. For the six months ended June 30, 2026, no provision for income taxes was recorded, as the Company generated net operating losses and maintains a full valuation allowance against its net deferred tax assets due to the uncertainty of future realization. The Company recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense, if applicable.

Management has evaluated the Company's tax positions in accordance with ASC 740 and concluded that there are no uncertain tax positions requiring accrual or disclosure in the financial statements as of June 30, 2026.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Software Platform Intellectual Property Acquisition

On September 27, 2025, the Company acquired the "Kindora Platform" IP from True Steele LLC for a Purchase Price of $40,000. This transaction is recorded as a long-term Related-Party Note Payable. No interest is due on this principal unless the Company defaults by the "Outside Date" of September 27, 2028, at which point a 12% default rate applies.

Related-Party Promissory Notes Payable

On September 27, 2025, the Board of Directors approved the authorization and issuance of unsecured, non-subordinated promissory notes to the co-founders to document personal cash advances to fund early operating activities. The details will be further discussed in Note 5.

Related-Party Subscription Revenue

During the six months ended June 30, 2026, the Company recognized $1,263 in subscription revenue from True Steele, LLC, an entity wholly owned by the Company's Chief Executive Officer, for software platform services

purchased at standard published rates. No revenue was earned from this related party for the period ended December 31, 2025.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or aware of any pending or threatened litigation against it or any of its officers. Additionally, the Company is not aware of any instances of regulatory non-compliance that would have a material effect on its financial position or results of operations. Other than the ordinary-course operational covenants described below, the Company has no long-term commitments or guarantees.

Operational Covenants

The Company is subject to ordinary-course operational commitments through its ISV integration with Blackbaud. These include the requirement to maintain a comprehensive written information security program (WISP), provide ongoing support for integrated users, and pay applicable API connection fees. These fees are recognized as operating expenses as incurred.

NOTE 5 – LIABILITIES AND DEBT

Justin Steele (CEO) Promissory Note

A credit facility in an aggregate principal amount of up to $100,000. The outstanding drawn principal bears simple interest at 4.0% per annum. Principal draws on the note totaled $25,000 as of December 31, 2025, and $26,000 as of June 30, 2026.

Karibu Nyaggah (Co-Founder) Promissory Note

A credit facility in an aggregate principal amount of up to $25,000. The outstanding drawn principal bears simple interest at 4.0% per annum. Principal draws on the note were fully drawn at $25,000 as of December 31, 2025, and remained outstanding at $25,000 as of June 30, 2026.

Both notes mature on the earliest of: (i) the third anniversary of the notes (September 27, 2028), (ii) the closing of a preferred equity financing round yielding aggregate proceeds of not less than $1,000,000, or (iii) a Change of Control transaction. The accrued interest on both loans totaled $1,434 as of June 30, 2026 and $435 as of December 31, 2025.

Related Party Intellectual Property Note

An unsecured, non-interest-bearing related-party promissory note in an aggregate principal amount of $40,000 issued to True Steele, LLC (an entity wholly owned by the Company's CEO) for the purchase of proprietary platform technology. Principal balances were fully outstanding at $40,000 as of December 31, 2025, and remained outstanding at $40,000 as of June 30, 2026. The note requires financing-based installment payments equal to the lesser of the remaining balance or 5.0% of net proceeds from any future equity or debt financing, with an outside maturity date of September 27, 2028. If unpaid at maturity, the remaining principal default-accrues simple interest at 12.0% per annum.

Outstanding related-party notes payable consisted of the following as of June 30, 2026, and December 31, 2025:

Lender Name	Maximum Facility Amount	Principal Balance Outstanding as of June 30, 2026.	Principal Balance Outstanding as of December 31, 2025
Justin Steele	$100,000	$26,000	$25,000
Karibu Nyaggah	$25,000	$25,000	$25,000
Intellectual Property Note	$40,000	$40,000	$40,000
Total	**$165,000**	**$91,000**	**$90,000**

Debt Principal Maturities 5 Years Subsequent to 2025

	Grand Total
2027	-
2028	91,000
2029	-
2030	-
2031 and Beyond	-
Totals	**91,000**

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 8,000,000 shares were issued and outstanding as of June 30, 2026.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreements for Future Equity (SAFE)

During the period ended June 30, 2026, the Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a third party totaling $50,000. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to convert into future equity in the Company upon the occurrence of a qualifying equity financing or change of control event.

Under the terms of the instrument, the conversion price is equal to the lower of a price determined by an $8,000,000 post-money valuation cap or 80% of the price per share paid by new investors in a qualifying financing (equivalent to a 20% discount).

The total carrying value of outstanding SAFEs classified within equity was $50,000 and $0 as of June 30, 2026, and December 31, 2025, respectively.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2026 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 24, 2026, the date these financial statements were available to be issued.

Subsequent Co-Founder Separation & Capital Restructuring

In July 2026, co-founder Karibu Nyaggah transitioned from his operating roles as President, CPO, and COO, and resigned from the Board of Directors, to become a Strategic Advisor. The separation was executed on July 28, 2026, alongside an amendment to the Certificate of Incorporation implementing a dual-class common stock structure.

Under the terms of the separation and the repurchase rights contained in the August 5, 2025 Restricted Stock Purchase Agreements, the Company repurchased 3,100,000 unvested common shares from Mr. Nyaggah at the original par value of $0.00001 per share for an aggregate cash payment of $31.00. The Company approved the vesting acceleration of 300,000 shares, allowing Mr. Nyaggah to retain 900,000 Class A common shares (representing 600,000 shares originally vested at issuance on August 5, 2025, and the 300,000 accelerated shares). His outstanding related-party promissory note of $25,000 was explicitly excluded from the release terms of the separation agreement and remained outstanding on its original terms at the time of execution.

Following the repurchase, 4,900,000 shares are outstanding, comprising 4,000,000 shares of Class B common stock held by the Chief Executive Officer and 900,000 shares of Class A common stock held by Mr. Nyaggah. Class B carries ten (10) votes per share and Class A one (1) vote per share, and voting control accordingly rests with the Chief Executive Officer. Authorized capital consists of 10,000,000 Class A and 4,900,000 Class B shares, each at $0.00001 par value.

Subsequent Related-Party Debt Draws

Subsequent to the balance sheet date of June 30, 2026, the Company drew additional cash principal under the unsecured $100,000.00 founder promissory note facility held by Chief Executive Officer, Justin Steele. Specifically, the CEO advanced $5,000.00 on July 22, 2026, and an additional $10,000.00 on August 7, 2026. These subsequent draws increase the outstanding principal balance under this facility from $26,000.00 (as of June 30, 2026) to $41,000.00 as of the disclosure date. The note continues to bear simple interest at 4.0% per annum and remains repayable in cash only upon the closing of a qualified equity or debt financing round yielding net proceeds of $1,000,000.00 or more.

Amendment to Related-Party Promissory Note

On August 13, 2026, the Company and Mr. Nyaggah entered into a First Amendment to Promissory Note. The amendment increased the credit facility's principal limit from $25,000 to $30,000 and formally ratified $2,213 in early hosting, legal, and operational expenses paid personally by Mr. Nyaggah prior to the opening of corporate bank accounts as valid principal debt draws, bringing the outstanding principal note balance to $27,213.

This $2,213 amount, which was recognized as a capital contribution within additional paid-in capital as of June 30, 2026, was reclassified to notes payable — related parties upon execution of the August 2026 amendment. Additionally, the lender formally waived any historical default arising from the note exceeding its original $25,000 limit on December 24, 2025. These debt and interest obligations remain outstanding at 4.0% simple interest per annum.

Executive Compensation and Benefit Suspensions

In July 2026, the Company suspended the Chief Executive Officer's cash compensation to conserve operating liquidity. Compensation earned by the Chief Executive Officer through the effective date of the suspension and ongoing health reimbursement obligations under the Company's Individual Coverage Health Reimbursement Arrangement (ICHRA) are being accrued in the third quarter of 2026 and are not reflected in the balance sheet as of June 30, 2026. Any future catch-up compensation remains discretionary and has not been accrued.

Subsequent Customer Contract

In July 2026, the Company entered into a 6-month agreement effective August 1, 2026, to provide multi-seat enterprise software licenses. The contract provides for total revenues of $7,020 over the initial 6-month term and includes an automatic 12-month renewal provision upon expiration.

Subsequent Grant

In September 2026, the Company entered into a grant agreement for a $150,000 grant restricted to a specific research project running through September 2027. Under the terms of the grant, the Company has committed $64,000 of the total funds to two subcontractors. Revenue will be recognized as the qualifying grant performance conditions are met.

Fair Market Value Determination

The Company obtained an independent valuation report from Eqvista, Inc. dated September 7, 2026, and formally determined the fair market value of the Class A Common Stock to be $0.08 per share as of the August 24, 2026 valuation date for purposes of Internal Revenue Code Section 409A and FASB ASC Topic 718.

Adoption and Stockholder Approval of 2026 Omnibus Equity Plan & Restricted Stock Grants

On September 16, 2026, the Board of Directors adopted, and holders of a majority of outstanding capital stock approved, the Kindora PBC 2026 Omnibus Equity Plan (the "Plan"). The Plan reserves 864,706 shares of Class A Common Stock for issuance to service providers. The aggregate maximum number of shares that may be issued upon the exercise of incentive stock options under the Plan is 1,729,412 shares.

In connection with the adoption of the Plan, the Board approved restricted stock purchase agreements for 172,941 shares of Class A Common Stock at a purchase price equal to the fair market value of $0.08 per share for cash consideration, with vesting commencement dates of September 15, 2026.

Authorization of SAFE + Revenue Share Financing

In September 2026, the Board authorized the issuance and sale of Simple Agreements for Future Equity and Revenue Share Agreements in an aggregate amount of up to $1,235,000 through a private offering and/or a public offering on the WeFunder crowdfunding platform. Upon the occurrence of specified conversion events, the instruments convert into shares of a newly created series of Preferred Stock.

Subsequent SAFE and Revenue Share Agreement

On September 16, 2026, the Company executed a SAFE + Revenue Sharing Agreement with a third-party investor for a purchase amount of $25,000. The agreement requires the Company to pay a total repayment amount equal to 1.5x the purchase amount ($37,500), funded through quarterly distributions equal to 3.0% of Adjusted Gross Revenues beginning after the Company achieves over $1,000,000 in annual recurring revenue. Additionally, the hybrid instrument contains a $10,000,000 post-money valuation cap for automatic conversion into Preferred Stock upon a future Equity Financing, and provides the investor an optional conversion into Class A Common Stock after three years if still outstanding.